

December 19, 2002

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Gilat Satellite Networks Ltd. ("Gilat")
Incoming letter dated December 19, 2002

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Gilat, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 ("Securities Act") is available, issues its ordinary shares ("Gilat Stock") and convertible notes ("New Notes") in its restructuring pursuant to the plan of arrangement (the "Plan"), as described in your letter, without registration under the Securities Act, to:

- holders of Gilat's 4.25% Convertible Subordinated Notes due 2005 ("Notes"), including U.S. holders;
- specified Israeli banks ("Bank Lenders") with regard to claims under their loans to Gilat ("Loans"), as described in your letter; and
- specified other creditors ("Other Creditors") with regard to claims under their contracts with Gilat or its subsidiaries, as described in your letter.

In reaching this position, we have noted that:

- an Israeli Court ("the Court") will conduct a hearing on the fairness of the Plan to the Note holders, the Bank Lenders and Other Creditors;
- the Court will approve the fairness of the terms and conditions of the Plan to each separate class of creditor as described in your letter before Gilat issues New Notes and Gilat Stock pursuant to the Plan;
- all prospective recipients of the New Notes and Gilat Stock under the Plan will receive notice of the hearing regarding the Plan and will have the opportunity to be heard at the hearing; and
- Gilat will advise the Court before the hearing that, if the Court approves the terms and conditions of the Plan, its sanctioning of the Plan will constitute the basis for the issuance of the New Notes and Gilat Stock under the Plan without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

Further, the Division is of the view that recipients of the New Notes and Gilat Stock may resell these securities as follows:

(1) Persons who are not affiliates of Gilat before completion of the Plan, and who are not affiliates of Gilat after completion of the Plan, may resell the New Notes and Gilat Stock they receive under the Plan without regard to Securities Act Rule 144 or 145(c) and (d).

(2) Persons who are affiliates of Gilat before completion of the Plan, but who are not affiliates of Gilat after completion of the Plan, may resell the New Notes and Gilat Stock they receive under the Plan in accordance with Securities Act Rule 145(d)(1), (d)(2) or (d)(3). However, when computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10) exempt transaction.

(3) Persons who are affiliates of Gilat before completion of the Plan and are affiliates of Gilat after completion of the Plan may resell the New Notes and Gilat Stock they receive under the Plan in the manner permitted by Securities Act Rule 145(d)(1).

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, regarding whether the Section 3(a)(10) exemption from registration is available for the New Notes and Gilat Stock to be issued under the Plan, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Elliot B. Staffin
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2002

Antonia E. Stolper, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022-6069

Re: Gilat Satellite Networks Ltd.

Dear Ms. Stolper:

In regard to your letter of December 19, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SHEARMAN & STERLING

FAX: 212 848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, NY 10022-6069
212 848-4000

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WRITER'S DIRECT NUMBER:
(212) 848-5009

WRITER'S EMAIL ADDRESS:
astolper@shearman.com

December 19, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance

Gilat Satellite Networks Ltd.
Section 3(a)(10); Rule 144; Rule 145

Ladies and Gentlemen:

We are acting as United States counsel to Gilat Satellite Networks Ltd., a company incorporated under the laws of the State of Israel ("Gilat"), in connection with a restructuring (the "Restructuring") of Gilat's obligations under its 4.25% Convertible Subordinated Notes due 2005 (the "Notes"), the outstanding senior loans (the "Loans") from certain Israeli banks (the "Bank Lenders") described in more detail below and obligations of Gilat and its subsidiaries to certain other creditors ("Other Creditors"). In connection with the Restructuring, Gilat submitted an application on October 16, 2002 to the District Court in Tel Aviv-Yafo, Israel (the "Israeli Court") under Section 350 of the Israeli Companies Law - 1999 (the "Companies Law") and the Israeli Court issued a temporary stay of proceedings against the holders of the Notes and the Bank Lenders for an initial period of 30 days (the "Stay Period"). On November 17, 2002, the Israeli Court granted an extension of the Stay Period until January 26, 2003. Further, on October 28, 2002, Gilat filed a petition seeking injunctive relief from the U.S. Bankruptcy Court under Section 304 of the U.S. Bankruptcy Code to implement the Restructuring, including the stay of proceedings, in the United States. On November 21, 2002, the U.S. Bankruptcy Court issued a preliminary injunction order giving effect to the stay of proceedings in the United States.

Gilat proposes to effect the Restructuring through a plan of arrangement (the "Plan") pursuant to Section 350 of the Companies Law. Upon the effective date of the Plan, (a) holders of the Notes will receive ordinary shares, par value NIS $0.01 per share, of Gilat ("Gilat Stock") and notes ("New Notes") that will be convertible into Gilat Stock beginning one year after issuance in exchange for all of their claims under the Notes, (b) certain Bank Lenders will receive Gilat Stock and New Notes in partial satisfaction of their claims under their Loans to Gilat and (c) Other Creditors will receive Gilat Stock and/or New Notes in partial satisfaction of their claims under their contracts with Gilat and/or its subsidiaries.

By this letter, we respectfully request confirmation from the staff of the Division of Corporation Finance (the "Staff") that, based upon the facts and circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, pursuant to the Plan described below, (a) holders of the Notes, including holders in the United States, will receive Gilat Stock and New Notes in exchange for all of their claims under the Notes, (b) certain Bank Lenders will receive Gilat Stock and New Notes in partial satisfaction of their claims under their Loans and (c) Other Creditors will receive Gilat Stock and/or New Notes in partial satisfaction of their claims under their contracts with Gilat and/or its subsidiaries, in each case without registration of the Gilat Stock or the New Notes under the Securities Act of 1933, as amended (the "Securities Act"). The issuance of the Gilat Stock and the New Notes without registration would be made in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. In addition, we respectfully request confirmation from the Staff that it concurs in our view that the Gilat Stock and/or New Notes received by the holders of the Notes, certain Bank Lenders and the Other Creditors in connection with the Plan may be resold in accordance with the limitations set forth in this letter. We are not seeking advice from the Staff on the exemption from registration under the Securities Act that may be relied upon by holders of New Notes to exercise their conversion right for Gilat Stock or to resell such Gilat Stock upon conversion.

Gilat has provided us with, and has authorized us to make on its behalf, the factual representations concerning it set forth in this letter.

I. Background

Gilat is a provider of products and services for satellite-based communications networks. It designs, develops, manufactures, markets and services products that enable complete end-to-end telecommunications and data networking solutions, as well as broadband Internet connectivity via satellite communications, based on very small aperture terminal satellite earth stations and related central station equipment. Gilat distributes its products and services worldwide through its direct sales force, service providers and agents and, in certain circumstances, joint ventures, alliances and affiliated companies. The ordinary shares of Gilat are quoted on the Nasdaq National Market (Nasdaq: GILTF). Gilat files periodic reports with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 and is current with its Exchange Act reporting.

As of August 15, 2002, Gilat's principal indebtedness consisted of the following:

(1) Approximately $350,000,000 principal amount of the Notes pursuant to an indenture dated March 7, 2000 (the "Indenture");

(2) Approximately $103,000,000 of loan outstanding under a facility agreement with Bank Hapoalim (the "Bank Hapoalim Loan");

(3) Approximately $30,000,000 of loan outstanding under a loan agreement with Bank Leumi (the "Bank Leumi Loan");

(4) Approximately $15,000,000 in guarantees issued by Bank Leumi on behalf of Gilat; and

(5) Approximately $15,000,000 in guarantees issued by the Israel Discount Bank on behalf of Gilat.

(6) Claims of SES Americom Inc.

(7) Approximately $6,100,000 in loan guarantees to IBM Credit Corporation and approximately $5,300,000 in obligation to IBM Israel Ltd.

The loans and Gilat's obligations in connection with the loans and guarantees described in (2), (3), (4) and (5) above are referred to collectively as the "Loans." The obligations under (6) and (7) are referred to as the "Other Obligations". The Notes are convertible into up to 1,879,901 of shares of Gilat Stock at any time prior to maturity. The Notes are unsecured general obligations of Gilat and are subordinated in right of payment to Gilat's existing and future senior indebtedness. Gilat's obligations under (i) the Bank Hapoalim Loan are secured by 75% of the holdings of Spacenet Inc., a wholly owned subsidiary of Gilat, in StarBand Communications Inc.; (ii) the Bank Leumi Loan are secured by a first priority mortgage on Gilat's real property in Petach Tikva, Israel; and (iii) the guarantees issued by Bank Leumi and the Israel Discount Bank on behalf of Gilat are secured by a second priority mortgage on Gilat's real property in Petach Tikva, Israel. The Other Obligations consist of leases, lease guarantees, transponder space guarantees and other obligations.

The Notes were initially distributed in an offering exempt from registration under the Securities Act pursuant to Rule 144A and Regulation S. Subsequent to the offering, Gilat filed a registration statement on Form F-3 to register re-sales of the Notes under the Securities Act.

Gilat failed to make the interest payment on the Notes, totaling approximately $7,500,000, due on September 15, 2002. The failure to pay interest on the Notes when due and a continuation of such failure beyond a grace period of 30 days is an event of default under the Notes, permitting the holders thereof to accelerate payment of principal and interest due on the Notes. In addition, a payment default under any Loan which results in an acceleration of such Loan is a default under the Notes that can result in acceleration.

Gilat has developed the Plan for the Restructuring of its obligations under the Notes and the Loans. Beginning mid-September 2002, Gilat began negotiating with holders of a substantial portion of the Notes the Bank Lenders and the Other Creditors on the terms of the Restructuring, which Gilat intends to implement through the Plan.

On October 16, 2002, Gilat submitted an application to the Israeli Court under Section 350 of the Companies Law and the Israeli Court issued a temporary stay of proceedings. On November 17, 2002, the Israeli Court granted an extension of the stay of proceedings until January 26, 2003. On October 28, 2003, Gilat also sought the assistance of the U.S. Bankruptcy Court by commencing an ancillary proceeding pursuant to Section 304 of the U.S. Bankruptcy Code seeking injunctive and other relief in aid of the Section 350 proceeding including ultimately, seeking recognition of the Israeli Court's order sanctioning the Plan pursuant to Section 350 of the Companies Law and injunctive relief binding U.S. holders of Notes to the Plan and prohibiting actions in contravention of the Plan. On November 21, 2002, the U.S. Bankruptcy Court issued a preliminary injunction order giving effect in the United States to the Israeli Court's stay of proceedings. In deciding whether to grant relief under Section 304, the U.S. Bankruptcy Court is required to consider several factors, including whether the relief sought is "consistent with (1) just treatment of all holders of claims against or interests in [the foreign] estate; ... [and] (5) comity." 11 U.S.C. § 304. In determining whether comity should be afforded, the U.S. Bankruptcy Court considers, among other things, whether the foreign proceedings provide sufficient procedural safeguards and comport with procedural due process.

Upon the effective date of the Restructuring, under the terms of the Plan, (a) holders of the Notes will receive Gilat Stock and New Notes in exchange for all of their claims under the Notes, (b) certain Bank Lenders will receive Gilat Stock and New Notes in partial satisfaction of their claims under their Loans to Gilat and (c) the Other Creditors will receive Gilat Stock and/or New Notes in partial satisfaction of their claims under their contracts with Gilat and/or its subsidiaries.

II. Description of Plan of Arrangement

A. Introduction

The issuance of Gilat Stock and/or New Notes in exchange for all claims of the holders of the Notes, in partial satisfaction of certain Bank Lenders' claims against Gilat under their Loans and in partial satisfaction of Other Creditors' claims under their contracts with Gilat and/or its subsidiaries, would be accomplished by means of the Plan pursuant to Section 350 of the Companies Law. The following description of the Plan is based upon discussions with the law firm of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel for Gilat, and upon their opinion letter relating to the Plan and the operation of Section 350 of the Companies Law (the "Opinion Letter"). A copy of the Opinion Letter is attached hereto.

B. Summary of the Plan of Arrangement

The Plan contemplates that (a) the holders of the Notes will receive Gilat Stock and New Notes in exchange for a discharge of Gilat's obligations under the Notes, (b) certain Bank Lenders will receive Gilat Stock and New Notes in partial satisfaction of their claims against Gilat under their Loans and (c) certain Other Creditors will receive Gilat Stock and/or New Notes in partial satisfaction of their claims under their contracts with Gilat and/or its subsidiaries.

C. Procedure for Sanctioning of the Plan of Arrangement

1. Application for Permission to Convene Meetings

On November 14, 2002, Gilat submitted an application to the Israeli Court for permission to convene meetings of the holders of the Notes and of the Bank Lenders. The Other Creditors will approve the Plan through the execution of agreements with the Company with respect to the restructuring of each of their claims against the Company (the "Other Creditors' Agreements"). The application included (i) a description of the proposed Plan and the reasons for it; (ii) the effect of the proposed Plan on the rights of the existing shareholders and creditors; (iii) a description of the offer to the creditors; and (iv) information regarding the convening of the meetings of creditors. A copy of the application was sent to all material creditors of Gilat, including the trustee for the Notes, the Bank Lenders and the Other Creditors. Pursuant to the terms of the Indenture, the trustee for the Notes will send forward copies of the application to the registered holders of the Notes. At the Israeli Court's order, Gilat published information concerning the application and the Israeli Court's decision in two newspapers with wide circulation in Israel. Gilat will make a separate publication regarding the convening of the meetings, as further described below. Under the regulations promulgated pursuant to Section 350 of the Companies Law (the "Companies Regulations"), any person who opposes the application is given 21 days from the date of the submission of the application to object to the application by submitting to the Israeli Court a written objection supported by an affidavit. It is the practice of Israeli courts, in the event any objections are filed, to hold a hearing to examine the application and the objections filed in opposition thereto.

The Israeli Court would be advised prior to the convening of meetings of creditors that if the Plan is approved by the prescribed majorities at the meetings of creditors and subsequently sanctioned by the Israeli Court, such sanction would be relied upon by Gilat as an approval of the Plan for the purpose of qualifying for an exemption from the registration requirements of the Securities Act with respect to the Gilat Stock and the New Notes provided by Section 3(a)(10) of the Securities Act.

2. Calling of Meetings

At the hearing of Gilat's application to the Israeli Court on November 17, 2002 for permission to convene meetings of creditors of Gilat, the Israeli Court approved the convening of the meetings of the holders of the Notes and the Bank Lenders (the "Meetings"). Each Bank

Lender is voting as a separate class of creditor. As described in the Opinion Letter, Gilat intends to call one Meeting for all holders of the Notes on the basis that the holders of the Notes comprise one class of creditor. Gilat has reached this decision based on the fact that the Notes are general unsecured obligations of Gilat that rank pari passu with each other. In addition, Gilat will treat each Bank Lender as a separate class of creditor, because of the different interests each such Bank Lender has with respect to the Plan.

3. Notice of Meetings to Holders of Notes

The Companies Regulations require publication of the convening of the Meetings in three newspapers with wide circulation in Israel and in a newspaper with wide circulation in the United States, unless instructed otherwise by the Israeli Court, and notice to be sent to all material creditors, including the trustee for the Notes, the Bank Lenders and the material shareholders. Such notice must be accompanied by a copy of the application, a power of attorney to attend the Meetings and a proxy form. Gilat will also send to the trustee for the Notes and registered holders of the Notes a proxy statement and a proxy form in compliance with the requirements of the U.S. Securities laws. The publication will appear in the designated newspapers and the notice and accompanying materials will be mailed at least 20 business days prior to the Meetings.

The proxy statement will advise that a Meeting of the holders of the Notes has been scheduled so that they may consider the approval or the rejection of the Plan. The proxy statement will also include information about the court hearing scheduled before the Israeli Court. Pursuant to the provisions of Section 350 of the Companies Law, the Plan would not become effective and binding unless and until the Plan is approved at each Meeting by a majority in number representing not less than 75% by value represented at each such Meeting, who are present and voting in person or by proxy at the Meeting.

4. Advertisement of the Plan of Arrangement

If the Plan is approved at the Meetings and in the Other Creditors' Agreements, Gilat will, within 14 days from the date of the Meetings, apply to the Israeli Court to sanction the Plan. Unless the Israeli Court instructs otherwise, the Companies Regulations require publication of a notice in three newspapers with wide circulation in Israel and in a newspaper with wide circulation in the United States announcing the approval of the Plan at the Meetings and in the Other Creditors' Agreements and stating that persons may object to the Plan during a period of 10 days following the publication or receipt of notice, as the case may be, and no later than 5 days prior to the court hearing. Gilat will also be required to send a notice to this effect, which will also include the date of the hearing, to its material creditors, including the trustee for the Notes, the Bank Lenders and the Other Creditors, and to its material shareholders. In addition, Gilat will send a notice to registered holders of the Notes.

Any person may oppose the application by filing with the Israeli Court an objection supported by an affidavit within the period of 10 days following the publication or receipt of notice, as the case may be, and in any event no later than five days prior to the court hearing. The hearing that will take place before the Israeli Court is intended to examine the application and the objections filed in opposition thereto, if any are filed, and to decide whether or not to approve the Plan. In addition to including a notice of the hearing date in the proxy statement sent to the trustee for the Notes and the registered holders of the Notes, Gilat will send such notice to its material creditors, including the Bank Lenders and the Other Creditors, and any material shareholder.

5. Effectiveness of the Plan of Arrangement

Pursuant to the provisions of Section 350 of the Companies Law, the Plan would not become effective and binding unless and until the Plan is sanctioned by the Israeli Court following a consideration of whether the terms and conditions of the proposed Plan are fair to the holders of the Notes and each other class of creditor affected by the Plan. Once the Plan has become effective, it will be binding not only upon those creditors or shareholders who voted in favor of the Plan but upon all creditors or shareholders whom the Plan is intended to bind.

III. Legal Analysis and Discussion

A. Section 3(a)(10)

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part, ". . .any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests. . .where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court. . . expressly authorized by law to grant such approval."

In Revised Staff Legal Bulletin No. 3 (October 20, 1999) ("Revised Staff Legal Bulletin No. 3"), the Staff identified the following conditions that must be met before reliance may be made upon the exemption provided in Section 3(a)(10):

(1) The securities must be issued in exchange for securities, claims or property interests; they cannot be offered for cash.

(2) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

(3) The reviewing court or authorized governmental entity must (a) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued, and (b) be advised before the hearing that the issuer will rely

upon the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the transaction.

(4) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and condition of the transaction.

(5) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

(6) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

(7) Adequate notice of the hearing must be given to all those persons.

(8) There cannot be any improper impediments to the appearance by those persons at the hearing.

The Plan would satisfy these conditions, as explained in the following corresponding paragraphs:

(1) The Exchange. Under the Plan, Gilat will issue (a) Gilat Stock and New Notes solely in exchange for the Notes, (b) Gilat Stock and New Notes in partial satisfaction of certain Bank Lenders' claims under their Loans and (c) Gilat Stock/New Notes in partial satisfaction of Other Creditors' claims under their contracts with Gilat and/or its subsidiaries, and, in each case, not for cash or property.

(2) Court Approval. The Staff stated in Section 4.B.4. of Revised Staff Legal Bulletin No. 3 that the term "any court" in Section 3(a)(10) includes a foreign court. Further, the Staff has recognized the High Court of Justice in England and Wales acting under United Kingdom Section 425 of the Companies Act 1985 (the "U.K. Companies Act") as a foreign court qualified to approve the fairness of the terms and conditions of an exchange. See, e.g., Global TeleSystems (Europe) Limited (available June 14, 2001); Omnicom Group Inc. (available January 28, 1999); The Rank Organisation Plc, The Rank Group Plc (available August 6, 1996). As discussed in the Opinion Letter, Section 350 of the Companies Law is similar in material respects to Section 425 of the U.K. Companies Act.

(3) Determination of Fairness and Advice of Section 3(a)(10) Reliance. As discussed in the Opinion Letter, under Section 350 of the Companies Law, the Israeli Court will be required to find that the exchange is fair, procedurally and substantively, to the holders of the Notes (including holders in the United States), the Bank Lenders and the Other Creditors, before it can approve the Plan. See John Wood Group PLC (available March 1, 2002) (Court of Session will be required to make an affirmative determination of fairness); Galen Holdings PLC (available August 7, 2000) (High Court of the Republic of Ireland determined fairness as to holders of ordinary shares and deferred shares); The Development Bank of Singapore Ltd.

(available August 12, 1999) (High Court of the Republic of Singapore determined fairness as to all holders of shares, including holders of ordinary shares as a class); ADC Telecommunications, Inc. (available July 30, 1999) (High Court of Ireland determined fairness as to holders of ordinary shares and deferred shares); Omnicom Group Inc. (available January 28, 1999) (High Court of Justice in England and Wales determined fairness as to holders of ordinary shares and deferred shares). In reaching its determination as to fairness, the Israeli Court would consider, among other things, (i) the information in the application for the Israeli Court's sanction of the Plan and (ii) any objections filed in opposition to the Plan. It is expected that at the hearing, in accordance with the practice of Israeli courts, the Israeli Court will consider the presentation made by counsel on behalf of Gilat concerning the fairness of the Plan and the grounds of objections to the Plan.

The Opinion Letter indicates that, in determining whether to exercise its discretion and approve the Plan, the Israeli Court will consider the "commercial fairness" of the Plan, "compliance with basic fairness standards towards all relevant parties" and "examine whether the arrangement is such that an intelligent honest man would, in a reasonable manner, vote in favor of the arrangement, as a member of the meeting concerned."

Pursuant to Section 350 of the Companies Law, the Plan derives its force from the Israeli Court's sanction and not from the approval of the Plan at the Meetings and in the Other Creditors' Agreements. The Israeli Court is not bound to approve a Plan simply because it has previously made an order for the convening of the Meetings and the Plan has been passed by the prescribed majorities at those Meetings and the Other Creditors have executed the Other Creditors' Agreements. As discussed in the Opinion Letter, the Israeli Court would not "act as a rubber stamp."

The Opinion Letter confirms that the Company will inform the Israeli Court prior to the convening of the Meetings that upon approval of the Plan by the prescribed majorities at the Meetings and in the Other Creditors' Agreements and subsequently, the Israeli Court's sanction of the Plan, such sanction would be relied upon by Gilat as an approval of the Plan for the purpose of qualifying the issuance of the Gilat Stock and the New Notes for the Section 3 (a)(10) exemption from the registration requirements of the Securities Act.

(4) Court Hearing. As more fully set forth in the Opinion Letter, under the Companies Regulations, any person may oppose the application for the Plan by filing an objection supported by an affidavit during the 21-day period after submission of the initial application for permission to convene a meeting or meetings of creditors. Further, any person may oppose the application for the Israeli Court's sanction of the Plan during the ten-day period after publication of the approval of the Plan at the Meetings or receipt of notice, as the case may be, but in no event later than 5 days prior to the hearing. In our case, the Israeli Court has scheduled a hearing to discuss the Plan. At that hearing, the judge will consider the fairness of the Plan for each separate class of creditors, including the holders of the Notes, each Bank Lender and the Other Creditors. The court hearing will be open to attendance by the public. Any person wishing to appear and be heard at such court hearing would be able to do so by filing

an objection. The Israeli Court in its discretion could also permit any person who has not filed an objection to state its objections to the Israeli Court if he or she were to make a personal appearance at the court hearing. Gilat hereby undertakes not to enter an objection in the event that a creditor were to appear at the hearing who has not previously entered an objection during the objection period.

The procedure for making objections to the Plan after the required meetings of creditors does not differ substantively from the procedure provided for in a proceeding pursuant to Section 425 of the U.K. Companies Act that the Staff has sanctioned in the past. Instead of calling a hearing for purposes of sanctioning the Plan at which any party can appear and object, as provided in the procedure for a U.K. Section 425 proceeding, the normal procedure for a Section 350 proceeding provides for a 10-day period during which objections can be filed, whereupon the judge will schedule a hearing to evaluate the objections, or will proceed to evaluate the Plan without a hearing if no objections are filed. In the case at hand, a hearing will be held regardless of whether or not any objections would be filed. In both the English procedure that has been accepted by the Staff and the Israeli procedure described in this no-action request, the judge has an independent obligation to make a determination of fairness, regardless of whether any parties object to the plan and independent of whether the requisite majorities have been obtained. The statutory requirement of Section 3(a)(10) of the Securities Act states that there be "...a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear...". We therefore believe that the court hearing that will take place satisfies the statutory requirement of Section 3(a)(10) of the Securities Act.

(5) Authorization of Governmental Entity. The hearing will be held by a court and not an "other governmental entity."

(6) Open Hearing. The court hearing will be open to attendance by any person, including all holders of the Notes (including all holders in the United States), the Bank Lenders and the Other Creditors.

(7) Notice. The Opinion Letter confirms that Gilat will provide notice of the hearing date to each respondent (including the material creditors, the trustee for the Notes, the Bank Lenders, the Other Creditors and any material shareholder) and registered holders of the Notes.

(8) No Improper Impediments. There will be no improper impediments to attend the court hearing. Any person wishing to appear and be heard before the Israeli Court may file an objection to the application for the Israeli Court's sanction of the Plan and an affidavit in support of such objection. The Israeli Court in its discretion could also permit any person who has not filed an objection to state its objections to the Israeli Court if he or she were to make a personal appearance at the court hearing. Accordingly, the requirement of Section 3(a)(10) of the Securities Act that the holders of the Notes, the Bank Lenders and the Other Creditors, to whom securities will be issued under the exchange, shall have the right to appear at a fairness hearing, will be fulfilled.

Based on the foregoing and in reliance upon the Opinion Letter, we are of the opinion that the right of all holders of the Notes (including holders in the United States), the Bank Lenders and the Other Creditors to appear before the Israeli Court at the hearing, to object to the Plan and to express their opinions regarding the fairness of the terms of the Plan, would fulfill the requirements of Section 3(a)(10) of the Securities Act and that the Plan may be effected as described above without compliance with the registration requirements of the Securities Act in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the Securities Act.

B. Resale of Gilat Stock and New Notes

The Staff has adopted the position that securities issued in Section 3(a)(10) transactions must be resold by holders in the manner permitted by Rule 145(c) and (d) under the Securities Act if those holders are affiliates of any party to the exchange at the time of the Section 3(a)(10) exempt sale. See Revised Staff Legal Bulletin No. 3, Section 5.

Upon the basis of the foregoing it is our understanding that:

(1) persons may resell their Gilat Stock and/or New Notes without regard to Rule 144 or 145(c) and (d) if they are not affiliates of Gilat before and after the completion of the Plan;

(2) persons may resell their Gilat Stock and/or New Notes in the manner permitted by Rule 145(d)(1), (d)(2) or (d)(3) if they (a) are affiliates of Gilat before the completion of the Plan but (b) are not affiliates of Gilat after the completion of the Plan. In computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10) exempt transaction; and

(3) persons may resell their Gilat Stock and/or New Notes in the manner permitted by Rule 145(d)(1) if they are affiliates of Gilat before and after the completion of the Plan.

We respectfully request that the Staff confirm that it concurs in our view that the Gilat Stock and the New Notes would be permitted to be sold as described above.

IV. Compliance with Trust Indenture Act

On behalf of the Company, we confirm that the Company will be required to qualify the indenture for the issuance of the New Notes prior to their issuance and delivery and that the Company will undertake to file for such qualification on a Form T-3 upon approval of the Plan by the Israeli Court.

* * *

We respectfully request the Staff's confirmation (i) that it will not recommend any enforcement action to the SEC if the proposed Plan is effected as described above, without registration under the Securities Act of (a) Gilat Stock and New Notes to be issued in exchange for the Notes, (b) Gilat Stock and New Notes to be issued to certain Bank Lenders in partial satisfaction of their claims under their Loans and (c) Gilat Stock/New Notes to be issued to Other Creditors in partial satisfaction of their claims under their contracts with Gilat and/or its subsidiaries, in each case pursuant to the Plan, in reliance on our opinion that no such registration is required for the issuance, offer and sale of such securities by virtue of the exemption from such registration provided by Section 3(a)(10) of the Securities Act, and (ii) as to the matters concerning resale of the Gilat Stock and New Notes set forth under "Resale of Gilat Stock and New Notes" above. If for any reason you do not concur with any of the opinions expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

If you have any questions about this request or desire any additional information regarding the matters discussed in this letter, please call Antonia E. Stolper at (212) 848-5009 or Min Yee Ng at (212) 848-5281.

In accordance with SEC Release 33-6269, we have enclosed an original and seven copies of this letter.

Please acknowledge receipt of the foregoing by stamping and returning the enclosed receipt copy of this letter in the self-addressed, stamped envelope enclosed for that purpose.

Very truly yours,



Antonia E. Stolper

Attachment

GKH
LAW OFFICES
Gross
Kleinhendler
Hodak
Halevy
Greenberg & Co.

Tel Aviv, December 19, 2002

Shearman & Sterling
599 Lexington Avenue
New York, New York 10022

Re: Gilat Satellite Networks Ltd. (the "Company")/Proposed Plan of Arrangement

Dear Sirs,

We act as Israeli legal advisers to the Company. We have been asked to provide you with an opinion on certain matters of Israeli law regarding the plan of arrangement (the "Plan") under section 350 of the Israeli Companies Law - 1999 (the "Companies Law") that the Company is proposing to the holders of its $350 million principal amount 4.25% Convertible Subordinated Notes due 2005 (the "Notes"), certain Israeli bank lenders ("Bank Lenders") and other creditors of the Company and its subsidiaries ("Other Creditors"). Under the Plan, (a) holders of the Notes will receive ordinary shares, par value NIS 0.01 per share, of the Company (the "Shares") and notes ("New Notes") that will be convertible into Shares in exchange for their claims under the Notes, (b) certain Bank Lenders will receive Shares and New Notes in exchange for part of their claims under their loans to the Company, and (c) the Other Creditors will receive Shares and/or New Notes in exchange for part of their claims under their contracts with the Company and/or its subsidiaries.

You have requested our opinion in order to assist you in considering whether the procedures under section 350 of the Companies Law satisfy the requirements of section 3(a)(10) of the Securities Act of 1933 of the United States, as amended (the "Securities Act"), and in particular, whether the proposed issuance of Shares and New Notes by the Company pursuant to the Plan may be made without registration under the Securities Act in reliance on the exemption from registration provided by the above mentioned section of the Securities Act.

We understand that section 3(a)(10) of the Securities Act exempts from registration:

> " . . . any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any state or territorial banking or insurance commission or other

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governmental authority expressly authorized by law to grant such approval."

Against the above background facts, we were asked to state in our opinion:

(a) whether the court will consider whether the terms and conditions of the issue and exchange of the Shares and the New Notes are fair to the security holders participating in the exchange before approving the Plan;

(b) whether all persons to whom it is proposed to issue Shares and/or New Notes in the exchange will receive notice of, and have the right to appear at a fairness hearing; and

(c) whether the Company will advise the court before the hearing that it will rely on the Section 3(a)(10) exemption and not register the exchange under the Securities Act based on the court's approval of the Plan.

Section 350 Plans of Arrangement

We describe below the nature of a plan of arrangement, such as the Plan, under section 350 of the Companies Law, the functions of the court in relation to such a plan and certain related procedural aspects. It is a matter of the laws of the United States (on which we do not express any opinion) whether these fulfill the requirements of section 3(a)(10) of the Securities Act.

Israeli Law Origin

General Law. Common law has traditionally been a primary source of inspiration of Israeli law in general and Israeli corporate law in particular. One of the first laws to be enacted following the establishment of the State of Israel was the Law and Administration Ordinance, 5708-1948 (the "Ordinance"). The Ordinance provides for, among other things, the adoption of the British Mandatory law as it existed on the 14th May, 1948 (the date of the establishment of the State of Israel), insofar as there is nothing in the British Mandatory law contradictory to the other provisions of the Ordinance, and subject to such modifications as may result from the establishment of the State of Israel and its authorities. Through this Ordinance, the principles of the common law and the English law were adopted as part of Common Israeli law, with certain necessary amendments. In 1972, there was a formal "separation" from the English common law through an amendment of the Ordinance, according to which the necessity to approach the English Law was revoked. Moreover, in 1980, the Law Foundation, 5741- 1980 was adopted which provided that in case of gaps in the Israeli law, one should turn to the principles of the freedom, justice, honesty and peace of the Israeli legacy. The provisions of the Law Foundation were not retroactive, however, and therefore all English common law which, prior to the adoption of the Law Foundation, had been adopted by the Israeli courts continued to be part of Israeli law. Despite the formal separation of Israeli law from English law, the Israeli courts still follow principles from the common law as a

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source of inspiration and as a source to interpret the law[1] and judges often rule that if the Israeli law does not provide guidance on specific issues, it is appropriate refer to English common law.

In addition, the development of Israeli law is based, among other things, on Israeli court decisions and the doctrines that flow from court decisions. The Israeli judiciary is independent, and under the Basic Laws of Israel, judges are not subject to any authority except for the authority of the law.[2] For Israeli law purposes, Basic Laws are the equivalent of chapters in a constitution.

Corporate Law. Israeli corporate law is based mainly on the principles of English and American common law. The Companies Ordinance of 1929 was valid in Israel until 1983 and was copied almost completely from the English Companies Act of 1929. The Israeli Companies Ordinance of 1929 was eventually replaced by the Companies Ordinance 5733-1983, which was replaced by the Israeli Companies Act of 1999. Israeli courts relate to the common law principles in the English corporate law as part and parcel of the Israeli legal system. Although there is a formal separation from the English law, in many cases, Israeli courts continue to apply the common law principles, implemented by the British courts and other countries courts but in the same time the courts tries to create an "Israeli Common Law"[3].

Section 350

Section 350 of the Companies Law is the Israeli equivalent to, and is modeled on, section 425 of the Companies Act 1985 of Great Britain (or section 206 of the Companies Act 1948, the predecessor law from which the Companies Act of 1985 of Great Britiain is derived) and is similar in material respects to section 425 of the Companies Act 1985 of Great Britain.

Section 350 of the Companies Law and the regulations promulgated thereunder (the "Regulations") provide for the convening of meetings of creditors of a company (or any class of creditors) and/or its shareholders at the discretion of the court for the purpose of considering and, if thought fit, approving a plan of arrangement between a company and its creditors and/or its shareholders.

Obtaining the court's sanction of the Plan will involve two applications to the court. As part of the first application to the court, the Company will apply for permission to convene meeting(s) of holders of the Notes. This first application will require the Company to submit to the court extensive information about the Company, including a description of the proposed Plan and the reasons for it; the effect of the proposed Plan on the rights of the existing shareholders and creditors; a description of the offer to creditors and any other material information required by a

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1 13/80 Hendels v. Kopat a Ham Bank Ltd.

2 Section 2 of Basic Law: Judiciary

3 See 817/79 Kosoui v. I.L. Poichtinger Bank

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reasonable shareholder or creditor in deciding whether to approve the proposed Plan[4]. Upon submission of the application to the court, the Company will be required to deliver a copy of the application to its material creditors[5], including the trustee for the Notes, will be required to publish information concerning the application in three newspapers with wide circulation in Israel. In addition, the Company will publish information concerning the application in a newspaper with wide circulation in the United States. The Regulations provide that following submission of the application to the court, any person may oppose the application for the Plan by submitting to the court a written objection with affidavit within 21 days following the Company's submission[6]. In the event any objections are filed, it is the practice of the court to examine these objections in a court hearing. The court will review the Company's application and related submissions regardless of whether any objections are filed. The court will make its own determination whether the Company's application calls for the appropriate meeting(s) to ensure that persons affected by the plan will have an opportunity to vote at a meeting.

Upon receipt of the order of the court to convene the meeting(s), the Company will publish information regarding the convening of the creditors' meeting(s) in three newspapers with wide circulation in Israel and in a newspaper with wide circulation in the United States, unless the court directs otherwise, and send notice of the meeting(s) to its material creditors, including the trustee for the Notes and, if applicable, to its material shareholders. The Company will be required under the Regulations to send to its material creditors and shareholders, as applicable, the order of the court to convene the meeting(s), the application for the proposed Plan submitted to the court, a power of attorney to attend the meeting(s) in accordance with the Regulations and a proxy card for the vote. The Regulations require that the notice and related materials be sent at least 20 days prior to the convening of the meeting(s). The Company will also send to the holders of the Notes a proxy statement, which will contain a description of the right of a creditor and or shareholder, as applicable, to object to the plan, as described below.

The second application to the court is made within 14 days from the date of the meeting(s) at which the Plan is approved in order to obtain court sanction of the Plan. Unless the court directs otherwise, the Company will publish a notice in three newspapers with wide circulation in Israel and in a newspaper with wide circulation in the United States announcing the approval of the Plan at the meeting(s) and stating that any person may object to the Plan during the period of 10 days following the publication or receipt of notice, as the case may be. The Company will also send a notice to this effect to its material creditors, including the trustee for the Notes and, if applicable, to its material shareholders. Any person may oppose the application of the Company for approval of the Plan by the court (even after the approval of the Plan at the creditors' meeting(s)) by filing an objection and affidavit within the

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4 Regulation 7.

5 Material creditor as defined in Regulation 1 is a secured creditor, a trustee for notes, and creditors who hold more than 10% of a company's unsecured claims.

6 Regulation 11.

period of 10 days following the publication or receipt of notice, as the case may be, and in any event no later than 5 days prior to the date set by the court for a hearing, if any[7]. Generally, in the event any objections are filed, the court will hold a hearing to discuss the objections. In our case, the court has scheduled a hearing to discuss the Plan. A notice of the hearing will be sent to each respondent including the material creditors, the trustee for the Notes, and any material shareholder. In our case, such notice will also be sent to the Bank Lenders and the Other Creditors. If an objection is rejected by the court, it is the practice of the courts in Israel, in accordance with precedents of the Supreme Court of Israel, to set forth its reasons for its decisions.[8]

In special circumstances, the court at its discretion may extend the time periods provided for in the Regulations.

As provided in section 350(9) of the Companies Law, a Plan is not binding unless sanctioned by the Court:

> "If a majority of those present and voting at a meeting said in subsection (a) [i.e., creditors and/or shareholders meeting], who jointly have three fourths of the value represented at the vote, agreed to a compromise or arrangement, *and if the court sanctioned the compromise or arrangement*, then that binds the company and all creditors or shareholders or the class thereof, as the case may be . . . ." (emphasis added)

In our case, the Other Creditors will approve the Plan through the execution of binding agreements with the Company with respect to the restructuring of each of their claims against the Company (the "Other Creditors' Agreements").

The Company will inform the court prior to convening the meeting(s) that, if the court sanctions the Plan, its sanction will serve as a basis for reliance upon the Section 3(a)(10) exemption from the registration requirements of the Securities Act with respect to the issuance of the Shares and the New Notes.

Classes of creditors

Following an application to the court made by the Company, in which the Company details the classes of creditors and/or shareholders for the meetings suggested by it, the court will determine which meeting(s) of creditors and/or shareholders the Company will be required to convene. The court has the discretion to order the Company to convene a meeting or meetings of other class(es) of creditors and/or shareholders as it deems necessary. The question of which creditors constitute a different class of creditors is a difficult question to resolve in Israeli reorganization procedures. It is common to distinguish between secured creditors and unsecured creditors, but the court may also distinguish among classes of secured

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7 Regulation 34.

8 See Supreme Court judgment in 7/83 Biares v. Rabbinical Court of Haifa 38(1) 673, 689.

creditors and/or classes of unsecured creditors resulting from their different interests in the plan.

If more than one class of creditors is identified, separate meetings for each such class must be held. Based on the fact that all of the Notes are general unsecured obligations of the Company that rank pari passu with each other, it is the Company's view that under the aforementioned test the holders of the Notes will comprise one class of creditors.

In our case, the Company has applied for, and received the approval of the court for, the convening of separate meetings of the holders of the Notes and of the Bank Lenders. Each Bank Lender is voting as a separate class of creditor.

Function of the Court

The function of the court in exercising its judgment as to whether it should sanction a plan under section 350 of the Companies Law is twofold. First, the court will consider the constitution of the classes of creditors and/or shareholders, as applicable, and will confirm that the requisite vote has been obtained, because the court only has jurisdiction to sanction a compromise or arrangement between the Company and its creditors or any class of creditors which has been approved by the requisite majority at a meeting of the creditors or that class of creditors.

Second, the court retains discretion to approve or reject the substance of a plan even if the statutory majority has approved it. In making its decision, the court will consider the fairness of the Plan for each separate class of creditors, including the holders of the Notes, each Bank Lender and the Other Creditors.

The discretion of a court to approve or reject the substance of a plan has been clearly laid down in judgements of the Supreme Court of Israel. In the case of 303/66 The Official Receiver v. Sagiv [1966], Judge Zusman stated that :

> "As Judge Lindley said in the matter of The English Scottish and Australian Chartered Bank [1893], the court does not function as a registration office for arrangements, even if it receives the consent of the necessary majority of the creditors, it shall not grant its approval for creditors arrangement without previously examining its implications. Even though, allegedly, the creditors know better than the court, whether an arrangement is for their best of interest, or not, and once a proposed arrangement was approved by a distinctive majority of creditors, the court shall not deny the approval of such arrangement unless having substantial reasons to do so. But, the court must deny the approval, if it damages the commercial fairness. The approval by the court of such arrangement adversely affects the public interest. The discretion concerning the sanction of arrangements- is a commercial discretion, but in the place where a reasonable

> businessman would not get into such arrangement, the court would not do so either". [unofficial translation of Hebrew original]

The Supreme Court of Israel, in 3225/99 Shikun Ovdim v. Teshet [1999], stated that

> "It is well known that the court, while sanctioning an arrangement, shall not act as a rubber stamp, as Judge Lindley said in a case from 1893, and shall not sanction an arrangement, which in the courts' opinion, damages the commercial fairness." [unofficial translation of Hebrew original]

The Supreme Court of Israel, in 6010/99 David Sason v. The Official Receiver [2000], decided that the court could sanction creditors arrangements "subject to compliance with basic fairness standards towards all relevant parties." [unofficial translation of Hebrew original]

The district court of Tel Aviv (the court to which the Company will submit its application under section 350 of the Companies Law) recently discussed the role of the court in reviewing a plan of compromise and arrangement in 4139/01 Kvutzat Carmel Hashkaot Ltd. v. Haphoenix Haisraeli Hevra Lebituach Ltd., stating that:

> ". . . It is understood that among the factors that the court should review is that the rights of the minority will not be deprived in accordance with the standards and principles that are set by the statutes and court judgments, and while also taking an objective view of the issue for the benefit of the shareholders, the company, the creditors and interested parties, as a whole." [unofficial translation of Hebrew original]

As a matter of practice, the court does not require further evidence that a plan is fair unless the plan is challenged. Yet, the fact that a plan is not challenged does not relieve the court of its duty to consider the fairness and reasonableness of the plan.

Leading scholars of the Israel Companies Law have further described the role of the courts, both procedurally and substantially, when sanctioning an arrangement under section 350 as follows:

> "The court shall examine the question whether the meetings were properly summoned and held, the substance of the arrangement, the level of its fairness and reasonableness, and whether the arrangement would adversely affect the minority of creditors, a specific class of

> creditors, nor the public interest."[9] [unofficial translation of Hebrew original]
>
> "Section 233[10] leaves the court with the discretion on whether to sanction an arrangement. The discretion is not limited to an examination of whether the technical requirements of the section were satisfied, the proper meetings were summons and convened as required by law, the voting shareholders received adequate information and the required majority was obtained, etc.The court has the power to examine whether the majority in every class meeting acted in good faith and in a fair manner. The court shall examine whether the resolution approved at the different classes were adopted to promote the general interest of such class, and not the private interests of the majority, or out of coercion of the minority by the majority."[11] [unofficial translation of Hebrew original]
>
> "The court does not function as a "registrar for arrangements," it has the ability – besides examining that the voting was conducted in good faith – to examine whether the arrangement is such that an intelligent honest man would, in a reasonable manner, vote in favor of the arrangement, as a member of the meeting concerned."[12] [unofficial translation of Hebrew original]

Conclusion

For the above reasons and as a matter of Israeli law, it is our opinion:

(a) that the court will be required to find that the exchange is fair procedurally and substantively to each relevant class of creditors who are receiving Shares and New Notes before approving the Plan;

(b) that all persons to whom it is proposed to issue Shares and/or New Notes in the exchange will receive notice of a court hearing, and the court will hold a hearing to discuss the Plan; and

(c) that the court will be advised by the Company, before the court approves the Plan, that the Company will rely on the Section 3(a)(10) exemption and not register the exchange under the Securities Act based on the court's approval of the Plan.

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9 Cohen J., "Companies Law (Volume 3)" (1994), page 632.

10 Section 350 to the Companies Act of 1999 has been derived from Section 233 of the Companies Ordinance.

11 Bahat Y., "Companies Rehabilitation Law"(1989), page 150.

12 Bahat Y., "Companies Rehabilitation Law"(1989), page 351. See also Felman A., "Companies Law in Israel (Volume 2)", pages 996-998.

GKH
LAW OFFICES
Gross
Kleinhendler
Hodak
Halevy
Greenberg & Co.

Our opinion relates solely to Israeli law as of the date of this opinion. This opinion is addressed to you personally and it may not be relied upon by anyone else without our prior written consent although we understand that this letter will be appended to the submission by you on behalf of the Company to the Securities and Exchange Commission in respect of the issue of a no-action letter concerning the Plan and the use of this opinion for that purpose is hereby authorized.

Very truly yours,



Gross Kleinhendler Hodak Halevy Greenberg & Co. – Law Office

One Azrieli Center, Tel-Aviv 67021, Israel
Tel: 972-3-607-4444, Fax: 972-3-607-4422
law@gkh-law.com